                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of October, 2001

                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.[.X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No [X].....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated October 18, 2001

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SoftCare EC Inc.
(Registrant)

                                                    By: "Martyn Armstrong"
                                                       --------------------
                                                       President & CEO




Date :   18 October 2001


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                                                       SHARES ISSUED: 17,128,617
                                                       FULLY DILUTED: 19,663,617
                                                                SYMBOL: SCE-CDNX
                                                                        NR-01-08
[EC Softcare logo]--------------------------------------------------------------




                       SOFTCARE EXPANDS BOARD OF DIRECTORS

NORTH VANCOUVER, BRITISH COLUMBIA, OCT. 18, 2001 - SoftCare EC Inc. (CDNX:SCE), www.softcare.com is pleased to announce that Mr. Michael A. Sherry has joined SoftCare's Board of Directors. Mr. Sherry is co-founder of Convergent Technology Group, Inc. and is a specialist in merger and acquisition advisory work, strategic partnering and investments. His practice focuses on computer software and services, Internet-related companies and communications technology. During the past sixteen years, he has participated in over thirty mergers, acquisitions and financings in the technology sector.

As a past President of M&A International, a global mergers and acquisitions network, Mr. Sherry developed contacts worldwide with technology corporations, investors and advisors. These associations have been instrumental in the successful completion of numerous cross-border transactions. Leveraging strong business and personal relationships with companies and key investment bankers around the globe have been an important element in Mr. Sherry's success.

As a co-founder of Alexander Hutton, Inc., Mr. Sherry spent thirteen years focusing on mergers and acquisitions. Previously, Mr. Sherry worked with Seafirst Bank as a Vice President in the Corporate Finance Department. In this capacity, he advised a broad array of bank clientele on mergers, acquisitions and financings.

In addition to his corporate finance activities, Mr. Sherry is recognized as an authority in the merger and acquisition arena, and also serves as a guest speaker at a variety of business conferences.

Mr. Sherry is a registered NASD securities principal, a CPA, and earned both his BA in Chemistry and his MBA from the University of Washington.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.

SoftCare's Management is committed to reaching profitability at the same time increasing shareholder equity.


On behalf of the Board of Directors,


/s/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com

Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.